

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
PROCESSING
MAR 01 2002

SEC FILE NUMBER
8- 44218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ITG Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 Madison Avenue
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Bulone **(212) 444-6269**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if *individual, state last, first, middle name)*

775 Third Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of Information contained In this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Angelo Bulone** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ITG Inc. and Subsidiaries**, as of **December 31**, 20**01** are true and correct. I further swear (or affirm), that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller

Title

TERESA [illegible]
Notary Public, State of New York
No. 01PA5055223
Qualified in Queens County
Commission Expires Oct. 31, 2003

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ITG INC. AND SUBSIDIARIES

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Consolidated Statement of Financial Condition
December 31, 2001

(With Independent Auditors' Report Thereon)



345 Park Avenue
New York, NY 10154

INDEPENDENT AUDITORS' REPORT

Board of Directors
ITG Inc. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of ITG Inc. and Subsidiaries as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of ITG Inc. and Subsidiaries at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 17, 2002



ITG INC. AND SUBSIDIARIES

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Consolidated Statement of Financial Condition

December 31, 2001

(In thousands, except share amounts)

Assets

Cash and cash equivalents	$	182,863
Securities owned, at fair value		59,211
Receivables from brokers, dealers and other, net		19,316
Due from Parent and affiliates		62,387
Investments in limited partnerships		25,607
Premises and equipment		631
Capitalized software		4,097
Deferred taxes		5,010
Other assets		2,120
Total assets	$	361,242

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	30,012
Payables to brokers, dealers and other		7,328
Software royalties payable		5,560
Securities sold, not yet purchased, at fair value		681
Due to affiliates		8,866
Income taxes payable		17,599
Total liabilities		70,046
Commitments and contingencies		
Stockholder's equity:		
Common stock, par value $0.01; shares authorized, issued and outstanding: 10,000		—
Additional paid-in capital		101,650
Retained earnings		189,546
Total stockholder's equity		291,196
Total liabilities and stockholder's equity	$	361,242

See accompanying notes to Consolidated Statement of Financial Condition.

ITG INC. AND SUBSIDIARIES

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Notes to Consolidated Statement of Financial Condition

(Dollars in thousands, unless otherwise stated)

(1) Organization and Basis of Presentation

The Consolidated Statement of Financial Condition of ITG Inc. and Subsidiaries (the "Company") include the accounts of ITG Inc., a U.S. broker-dealer in equity securities registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"), and its wholly-owned subsidiaries, Inference Group LLC ("Inference"), ITG Capital Inc. ("ITG Capital") and ITG Software, Inc. ("ITG Software"). Inference serves as the general partner of an internal asset management subsidiary, Edge Fund I L.P. ("Edge"), and manages a third party fund, Inference Arbitrage Fund I Ltd. ("Inference Arbitrage"). ITG Capital is a limited partner of and sole investor in Edge and a limited partner of Inference Arbitrage. ITG Software is an intangible property management company which holds the rights to ITG's proprietary software, intellectual property and other assets, including its interest in POSIT, a joint venture. The Company is a wholly owned subsidiary of Investment Technology Group, Inc. ("Parent"). The Consolidated Statement of Financial Condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. All material intercompany balances and transactions have been eliminated in consolidation.

The Company is a financial technology firm that provides electronic equity analysis and trade execution tools. The Company provides services that help clients manage their portfolio construction and trading strategies, access liquidity in multiple markets and achieve trade execution. The Company's clients are major institutional investors and broker-dealers. The Company's products include: POSIT, an electronic equity matching system; QuantEX, a Unix-based decision-support, trade management and order routing system; ITG Platform, a PC-based order routing and trade management system; Electronic Trading Desk, an agency-only trading desk offering clients the ability to access multiple sources of liquidity; ITG ACE and TCA, a set of pre- and post-trade tools for systematically estimating and measuring transaction costs; SmartServers, which offer server-based implementation of trading strategies; ITG/OPT, a computer-based equity portfolio selection system; ITG Access, a browser-based order routing tool; and research, development, sales and consulting services to clients.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Consolidated Statement of Financial Condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are part of the cash management activities of the Company.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, securities owned and certain receivables and investments in limited partnerships, are carried at estimated fair value or contracted amounts which approximate fair value due to the short period to maturity and repricing characteristics. Similarly, liabilities are carried at amounts approximating fair value.

Securities Transactions

Receivables from brokers, dealers and other, net consist of commissions receivable and amounts receivable for securities transactions that have not yet reached their contractual settlement date, net of an allowance for doubtful accounts. The allowance for doubtful accounts is determined based upon management's estimate of the collectibility of the receivables. Transactions in securities are recorded on a trade-date basis. The Company clears all securities transactions through other broker-dealers on a fully disclosed basis.

Securities owned, at fair value as of December 31, 2001 consist primarily of highly liquid, variable rate municipal securities and auction rate preferred stock, and common stock. Securities sold, not yet purchased, at fair value consisted of common stock. Securities owned and securities sold, not yet purchased are valued at quoted market prices.

Investments in limited partnerships consisted of investments in hedge funds investing in marketable securities and a venture capital fund. These investments in limited partnerships do not have readily available price quotations. These investments are accounted for at fair value as estimated by management of the Company. In determining the estimated fair value, the Company considered all appropriate factors relevant to such investments and consistently applies the procedures for arriving at estimated fair value. However, because of the assumptions inherent to estimate fair value, actual fair value could differ from the estimated fair values as determined by management.

Capitalized Software

The Company capitalizes software development costs where technological feasibility of the product has been established. Technological feasibility is established when the Company has completed all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet design specifications. The assessment of recoverability of capitalized software development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross revenues, estimated economic life and changes in software and hardware technologies. The Company is amortizing capitalized software costs using the straight-line method over the estimated economic useful life, the life of which is generally 18 to 24 months. Amortization begins when the product is available for release to customers.

Income Taxes

The Company is included in the consolidated Federal, state and local income tax returns of its Parent. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis.

(Dollars in thousands, unless otherwise stated)

Income taxes are accounted for on the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

Premises and Equipment

The Parent carries all fixed assets and related accumulated depreciation of ITG Inc. on its Consolidated Statement of Financial Condition. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which are generally three to five years.

Inference, Edge and ITG Software carry their own fixed assets and related accumulated depreciation on their respective Statements of Financial Condition. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which are generally three to five years. At December 31, 2001, accumulated depreciation relative to these fixed assets was $290.

(3) Capitalized Software

The following is a summary of capitalized software costs as of December 31, 2001:

Capitalized software	$	9,985
Less: accumulated amortization		5,888
Total	$	4,097

Software costs totaling $3,277 were capitalized during the year ended December 31, 2001 primarily for the development of the new versions of QuantEx, ITG Platform and TCA. In addition, capitalized software costs of $2,633 were not subject to amortization as of December 31, 2001, as the underlying products had reached technological feasibility, but were not yet available for release to customers.

(4) Income Taxes

Deferred income taxes are provided for temporary differences in reporting certain items, and give rise to a net deferred tax asset of $5,010 as of December 31, 2001. Temporary differences that give rise to significant portion of deferred tax assets and liabilities are as follows:

Deferred compensation	$	3,065
Depreciation		2,420
Other		(475)
Total	$	5,010

Management believes that it is more likely than not that the company will generate sufficient taxable income in the future to realize the deferred tax assets. As a result, at December 31, 2001 no valuation allowance has been recorded against the deferred tax asset.

(Dollars in thousands, unless otherwise stated)

(5) Employee Benefit Plans

At December 31, 2001, the Parent had a non-compensatory stock option plan for employees of the Company. Under the Amended and Restated 1994 Stock Option and Long-term Incentive Plan (the "1994 Plan"), non-compensatory options to purchase 9,485,084 shares of the Parent's common stock are reserved for issuance. The majority of the options will vest in one-third increments on the first, second, and third anniversaries of the date the options were priced. Shares of common stock which are attributable to awards which have expired, terminated or been canceled or forfeited during any calendar year are generally available for issuance or use in connection with future awards during such calendar year. Options that have been granted under the 1994 Plan are exercisable on dates ranging from June 1997 to January 2010. The 1994 Plan will remain in effect until March 31, 2007, unless sooner terminated by the Board of Directors of the Parent. After this date, no further stock options shall be granted but previously granted stock options shall remain outstanding in accordance with their applicable terms and conditions, as stated in the 1994 Plan.

In May 1999, assets of the Jefferies Employee Stock Ownership Plan (ESOP) were transferred into an ITG Employee Stock Ownership Plan. No new contributions will be made to the plan and all participants are 100% vested.

Effective January 1, 1999, all employees employed as of that date were immediately eligible to participate in the Parent's retirement savings plan and the money purchase pension plan (the "Plans"). These Plans include all eligible compensation (base salary, bonus, commissions, options and overtime) up to the Internal Revenue Service annual maximum, or $170 for the year ended December 31, 2001. The Plans' features include a guaranteed Company contribution of 3% of eligible pay to be made to all eligible employees regardless of participation in the Plans, a discretionary Company contribution based on the Parent's total profits between 0% and 8% of eligible compensation regardless of participation in the Plans, and a Company matching contribution of 66-2/3% of voluntary employee contributions up to a maximum of 6% of eligible compensation per year.

Effective January 1, 1998, selected members of senior management and key employees participated in the Stock Unit Award Program ("SUA"), a mandatory tax-deferred compensation program established under the Amended and Restated 1994 Stock Option and Long-term Incentive Plan. Under the SUA, selected participants of the Company are required to defer receipt of (and thus defer taxation on) a graduated portion of their total cash compensation for units representing common stock equal in value to 115% of the compensation deferred. Each participant is automatically granted units, as of the last day of each calendar quarter based on participant's actual or assigned compensation reduction. The units are at all times fully vested and non-forfeitable. The units are to be settled on or after the third anniversary of the date of grant.

In November 1997, the Board of Directors of the Parent approved the ITG Employee Stock Purchase Plan ("ESPP"). The ESPP that became effective February 1, 1998 allows all full-time employees to purchase the Parent's Common Stock at a 15% discount through automatic payroll deductions. The ITG ESPP is qualified as an employee stock purchase plan under Section 423 of the Internal Revenue Code.

(6) Related Party Transactions

The Company has entered into service agreements with its affiliates, Investment Technology Group Limited and ITG Australia Ltd. ("ITGA"), under which the Company provides introductory brokerage and related services.

The Company has entered into a royalty arrangement pursuant to a service license agreement with its affiliates, ITGA and Investment Technology Group Technologies Limited, in which the affiliates utilize proprietary software technology.

The Company provides certain securities trading services, administrative services, and the use of certain office space to a subsidiary of the Parent, AlterNet Securities, Inc. ("AlterNet") pursuant to a service agreement. The Company has also entered into a royalty arrangement pursuant to an intangible property license agreement with AlterNet, in which AlterNet utilizes proprietary software technology.

Pursuant to a Services Agreement between the Company and an affiliate, ITG Software Solutions, Inc. ("Software Solutions"), Software Solutions provides software development services, other technology-related products and manages intellectual property on behalf of the Company.

Pursuant to a Management and Administrative Services Agreement between the Company, the Parent and Software Solutions, the Company provides management and administrative personnel services to assist Software Solutions in the conduct of its business.

The Company has entered into a cost sharing arrangement with its affiliates, ITG Australia Holdings Pty. Ltd. and Investment Technology Group International Ltd. under which the cost to develop certain ITG technological intangibles is shared.

The Parent has entered into lease agreements with third parties related to the office space used to conduct the business of the Company and its affiliates. The lease commitments expire in 2018 and amount to $56,449.

In the normal course of business, the Company disburses cash for purchases made by the Parent and subsidiaries of the Parent. This activity is reflected in due from parent and affiliates in the accompanying Consolidated Statement of Financial Condition.

(7) Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company is involved in the execution of various institutional customer securities transactions. Securities transactions are subject to the credit risk of counter party or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect upon the Company's Consolidated Statement of Financial Condition. It is also the Company's policy to review, as necessary, the credit worthiness of each counter party and customer.

(8) Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2001 consisted of the following:

Accounts payable and accrued expenses	$	10,697
Accrued soft dollar liabilities		11,044
Accrued profit sharing		4,875
Deferred compensation		3,396
Total	$	30,012

(9) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined.

As of December 31, 2001, the Company had net capital of approximately $136,079, which was approximately $135,829 in excess of required net capital of $250.



345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
ITG Inc. and Subsidiaries:

In planning and performing our audit of the consolidated statement of financial condition of ITG Inc. and Subsidiaries (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated statement of financial condition and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.





Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD Regulation, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 17, 2002